Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab Inc.

Subject Company: Apergy Corporation

SEC File No.: 001-38441

Upstream business update December 2019

CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Important Information About the Transaction and Where to Find It In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Our transition to ChampionX is evolving in an exciting way New opportunities for accelerated growth, more success and focus on the Upstream market What we are announcing

Our new future: spin off and merge After our spin-off, we will merge with Apergy, a leading oilfield technology public company Combines our market-leading chemistry solutions and service with Apergy’s drilling and artificial lift technology We will be a ~$3.5B combined company with 8,000+ employees ChampionX will account for two-thirds of the combined company’s revenue Expect this to be complete by end of 2Q 2020 4 + UPSTREAM

Why this is an awesome opportunity We become the industry leader in chemical and artificial lift solutions across the well’s life cycle that optimize production and deliver unmatched value 5 Market-Shaping customer focus Big growth opportunity Meaningful scale and capability Apergy to leverage ChampionX’s global presence to grow quickly in new markets ChampionX to leverage Apergy’s digital oilfield offering Combined company will have greater financial strength, enabling the ability to make smart, focused investments Ability to leverage Apergy’s public company capability

About Apergy Created in spin-off from Dover Corporation in 2018 Offers end-to-end suite of drilling and production technologies and services Headquartered in The Woodlands, TX More than 2,000 customers globally About 80% of revenue in North America Includes many industry-leading and well-respected brands 6 2018 Revenue: $1.2 billion About 3,000 employees

Leading oilfield presence 7

Two strong, complementary organizations

Opportunity to bring together the industry's most respected brands in a focused offering

PERFORMANCE CHEMISTRY	ChampionX Oilfield & Specialty Performance Chemistry
ARTIFICIAL LIFT	Norris, Harbison-Fischer, Pro-Rod, Oil Lift, UPCO, Norriseal-WellMark, PCS Ferguson, Alberta Oil Tool
DRILLING TECHNOLOGIES	USSynthetic
DIGITAL ENABLEMENT	Smarten, Theta, Quartzdyne, Windrock

ECOLAB 8

Combined company’s leadership Continuing strong focus on culture, engagement and empowerment Apergy and Upstream will work together to define full leadership team for combined organization Full leadership structure announcement planned prior to completion of transaction 9 Deric Bryant Chief Operating Officer Soma Somasundaram President and CEO Jay Nutt SVP and CFO

Why it’s great for our customers New market leader in artificial lift, drilling and chemical solutions that maximize customer value & productivity End-to-end service across the lifecycle of the well, anywhere in the world Deeper, more focused offering by an organization with meaningful scale and ability to invest globally Ability to effectively leverage a leading digital offering to deliver quicker innovations in the chemical market Creates a uniquely focused industry leader to serve upstream customers 10

Why it’s great for our people Our cultures are well-aligned Shared commitment to safety Focus on people Emphasizing empowerment Creates more opportunity for our people Chance to grow our business in new markets through cross-selling Larger organization means more potential career opportunities for you 11

What’s next Management Separation August 2019 Operational Separation Dec 2019 – Feb 2020 Spin-Off and Merge By Mid-2020 Separate Upstream and Downstream organizations Internal reporting and planning aligned to new structure Legal entities operational and transacting ChampionX and Ecolab assets separated into respective legal entities Separate financial statements and business systems Begin integration planning Complete spin-off of ChampionX Complete merger between ChampionX and Apergy Begin integration process In Process Complete 12 Coming in 2020

What does this mean for you? Our current spin-off work is critically important and continuing We are committed to supporting intercompany agreements as part of the spin-off process Compensation, pay and benefits previously communicated during the spin-off process will remain the same for 2020 13

Things to remember during this process Until the transaction closes, Apergy and Nalco Champion’s Upstream business (ChampionX) remain independent from one another – we will continue to run our businesses separately We will share more information as it is finalized – if customers ask questions you can’t answer, don’t speculate or guess Use the materials we have shared to understand the process, communicate and answer questions 14

How you can stay engaged Keep working safely, growing our business and serving our customers so we can be successful Set the right tone with customers – This is a positive development in our ability to serve them and deliver unmatched value as a company uniquely focused on the upstream oil and gas industry Spin-off process and operational separation is continuing and vital to the merger – please support this process 15

Where you can find information 16 Email announcements shared on December 19 Associate Q&A document and other materials on the Fueling our Futures site Share questions with your manager or email questions to fuelingourfutures@ecolab.com https://ecolab.sharepoint.com/sites/FuelingOurFutures

17 Questions